UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144					OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response . . . 2.0

NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker					CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) J. Crew Group, Inc. (the “Issuer”)			(b) IRS IDENT. NO. 22-2894486	(c) S.E.C. FILE NO. 001-32927	WORK LOCATION
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE					(e) TELEPHONE NO.
770 Broadway New York NY 10003					(212) 209 - 2500
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD TPG Investors II, L.P. (“Seller”)	(b) IRS IDENT. NO. 75-2698251	(c) RELATIONSHIP TO ISSUER Shareholder	(d) ADDRESS STREET CITY STATE ZIP CODE 301 Commerce Street Suite 3300 Fort Worth, Texas 76102

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)		SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock, par value $0.01 per share	Barclays Capital Inc. 745 Seventh Avenue New York, NY 10019		249,467 (1)	$3,672,154 (April 7, 2009)	62,548,892 (March 6, 2009)	April 8, 2009	NYSE

INSTRUCTIONS:

1. (a) Name of issuer

(b) Issuer's I.R.S. Identification Number

(c) Issuer's S.E.C. file number, if any

(d) Issuer's address, including zip code

(e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold

(b) Such person's I.R.S. identification number, if such person is an entity

(c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold

(b) Name and address of each broker through whom the securities are intended to be sold

(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f) Approximate date on which the securities are to be sold

(g) Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I – SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	July 1997 July 2006

On July 22, 1997, Seller, together with certain of its co-investing affiliates, acquired shares of the Issuer’s common stock, which following certain stock splits, totalled 14,158,033 shares.

On July 3, 2006, Seller, together with certain of its co-investing affiliates, acquired an aggregate of 3,364,593 shares of common stock of the Issuer from TPG-MD Investment, LLC in a privately negotiated transaction.

On July 13, 2006, in connection with the initial public offering of the issuer, Seller, together with certain of its co-investing affiliates, acquired 3,673,729 shares of common stock of the Issuer. After the acquisitions specified above, Seller directly held 1,885,628 shares.

			July 22, 1997: Issuer July 3, 2006: TPG-MD Investment, LLC July 13, 2006: Issuer	1,885,628	July 1997 July 2006	Cash (7/22/1997 and 7/13/2006 acquisitions) Conversion of debt (7/3/2006 acquisition)
INSTRUCTIONS: .

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Sellers	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A	N/A	N/A	N/A	N/A

REMARKS:

(1) Sales by Seller should be aggregated with the sales of TPG Partners II, L.P. and TPG Parallel II, L.P. (together with the Seller, the “Affiliates”), which are under common control. The Affiliates are hereby filing separate Forms 144 for aggregate sales of 2,804,255 shares of the Issuer’s Common Stock.

INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

4/8/2009 DATE OF NOTICE	/s/ Clive D. Bode

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).